STATEMENTS OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2013	2012
Net assets:
Gold bullion at market (Note 3)	$846,639,378	1,172,540,928
Cash and short-term deposits (Note 4)	13,854,297	17,570,380
Prepaid expenses and other	114,997	114,559
	860,608,672	1,190,225,867
Accrued liabilities (Note 6)	(485,491)	(651,608)
Net assets representing Unitholders’ equity	$860,123,181	1,189,574,259

Represented by:
Capital (Note 5)
Units issued 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	115,252,448	444,703,526
	$860,123,181	1,189,574,259

Net asset value per Unit (Notes 2 (c) and 7)	$44.57	61.64

Exchange rate: U.S. $1.00 = Cdn.	$1.0636	0.9949
Net asset value per Unit
expressed in Canadian dollars	$47.40	61.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”                                         “Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2013	2012	2011
Net assets at beginning of year	$1,189,574,259	1,130,485,132	877,086,656
Add (deduct): Increase in Unit capital (Note 5)	-	-	172,202,784
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(329,451,078)	59,089,127	81,195,692
Increase (decrease) in net assets during the year	(329,451,078)	59,089,127	253,398,476
Net assets at end of year	$860,123,181	1,189,574,259	1,130,485,132

See accompanying notes to financial statements.

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars)

	Years ended December 31,
	2013	2012	2011
Income (loss):
Interest	$44,481	59,567	43,223
Change in unrealized appreciation of holdings	(325,949,010)	63,084,973	84,634,464
Total income (loss)	(325,904,529)	63,144,540	84,677,687
Expenses:
Administration fees (Note 6)	1,944,026	2,290,809	1,953,797
Safekeeping fees and bank charges	1,097,959	1,238,188	1,053,294
Trustees’ fees and expenses (Note 6)	157,085	141,268	108,178
Auditors’ fees	101,727	113,926	115,375
Regulatory filing fees	71,766	64,472	48,417
Stock exchange fees	56,005	58,114	59,324
Legal fees (Note 6)	47,475	70,295	68,340
Unitholder information	45,904	52,664	45,599
Registrar and transfer agent fees	24,346	25,440	28,734
Miscellaneous	256	237	937
Total expenses	3,546,549	4,055,413	3,481,995
Net income (loss) inclusive of the change in unrealized appreciation
of holdings	$(329,451,078)	59,089,127	81,195,692
Net income (loss) per Unit (Note 2 (c))	$(17.07)	3.06	4.76

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2013	2012	2011
Capital (Note 5):
Units: 19,299,000	$744,870,733	744,870,733	744,870,733
Retained earnings:
Balance at beginning of year	444,703,526	385,614,399	304,418,707
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(329,451,078)	59,089,127	81,195,692
Balance at end of year	115,252,448	444,703,526	385,614,399
Unitholders’ equity	$860,123,181	1,189,574,259	1,130,485,132

See accompanying notes to financial statements.

Notes to Financial Statements

For the years ended December 31, 2013, 2012 and 2011.

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

GoldTrust’s accounting policies conform with Canadian generally accepted accounting principles (“GAAP”) and are summarized below:

(a)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statements of Income (Loss) as a foreign currency exchange gain or loss under the caption ‘Miscellaneous’. Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)	Gold holdings:

Gold bullion and gold certificates are valued at market value at the final daily London Bullion Market Association fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the Statements of Income (Loss) in accordance with the Canadian Institute of Chartered Accountants Accounting Guideline 18 – Investment Companies (“AcG-18”). Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(c)	Per Unit amounts:

The calculation of net income (loss) per Unit is based on the weighted average number of Units outstanding during the year. The calculation of the net asset value per Unit is based on the number of Units outstanding at year end. GoldTrust has no dilutive instruments.

(d)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

(e)	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (“IFRS”) adoption for investment companies for an additional year. Investment companies will be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust has reviewed the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan implemented by the Trust included a position paper which highlighted the material standards that needed to be addressed under IFRS and preparation of a statement of net assets and financial statements that incorporate IFRS accounting standards and policies. The primary areas of change as identified during this assessment include some modification in the presentation of certain statements, including a new statement of cash flows and increased note disclosure. The assessment has addressed the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust is ready to implement these modifications in preparation of its initial filing under IFRS expected for the fiscal year beginning January 1, 2014.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2013	2012
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	1,013.85
Cost	$714,411,041	714,411,041
Market – per fine ounce	$1,201.50	1,664.00
Market value	$846,639,378	1,172,540,928

4.	Cash and short-term deposits:

As at December 31, 2013, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $569,541 (Cdn. $605,766) bearing interest at a rate of 1.20% per annum and with a maturity date of January 21, 2014. Cash deposits of $13,284,756 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2012, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $603,060 (Cdn. $600,000) bearing interest at a rate of 1.15% per annum and with a maturity date of March 22, 2013. Cash deposits of $16,967,320 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at December 31, 2013. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On November 4, 2011, the Trust, through a public offering, issued 2,651,000 Units for proceeds of $172,802,784, net of underwriting fees of $7,200,116. Costs relating to this public offering were $600,000 and net proceeds were $172,202,784. This issue increased the number of outstanding Units by 15.9%, from 16,648,000 to 19,299,000. The net proceeds from this public offering were used to purchase 93,820 fine ounces of gold in physical bar form at a cost of $163,395,390. The balance of $8,807,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders. All of the public offerings of GoldTrust have been accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust as at December 31, 2013, 2012 and 2011 was as follows:

	2013	2012	2011
Stated capital – 19,299,000 Units	$747,457,803	747,457,803	747,457,803
Less: Unit issue costs	2,587,070	2,587,070	2,587,070
Recorded capital	$744,870,733	744,870,733	744,870,733
Weighted average Units outstanding	19,299,000	19,299,000	17,069,255

6.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers for the year ended December 31, 2013 decreased to $1,944,026 from $2,290,809 for the year ended December 31, 2012 due to the decrease in the value of net assets under administration. Included in accrued liabilities at December 31, 2013 is $142,680 (2012: $189,215) due to the Administrator. No Trustees’ fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $47,475 for the year ended December 31, 2013 (2012: $70,295; 2011: $68,340), of this amount $40,115 (2012: $59,562; 2011: $55,917) was payable to a legal firm to which one of GoldTrust’s Officers was Counsel or principal. A balance of $4,000 relating to these services was included in accrued liabilities at December 31, 2013 (2012: $2,000). The Board of Trustees is of the opinion that these services were undertaken under similar terms and conditions as services with unrelated parties.

7.	Financial highlights:

	Years ended December 31,
	2013	2012	2011	2010	2009
Per Unit performance:
Net asset value per Unit at beginning of year	$61.64	$58.58	$52.68	$41.39	$32.39
Net loss before the change in unrealized appreciation of holdings	(0.18)	(0.21)	(0.20)	(0.17)	(0.14)
Change in unrealized appreciation of holdings	(16.89)	3.27	4.96	11.41	9.74
Total increase (decrease) (1)	(17.07)	3.06	4.76	11.24	9.60
Net asset value per Unit at end of year	$44.57	$61.64	$58.58	$52.68	$41.39
Total return for year	(27.7)%	5.2%	11.2%	27.3%	27.8%
Percentages and supplemental data:
Ratios as a percentage of average net assets: Expenses	0.36%	0.34%	0.35%	0.36%	0.38%
Net loss before the change in unrealized appreciation of holdings	0.35%	0.33%	0.34%	0.35%	0.38%

The increase (decrease) per Unit is based on the weighted average number of Units outstanding during the year. The net asset values per Unit are based on the actual number of Units outstanding at the end of the relevant reporting periods.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on December 31, 2013 of $1.0636 (2012: $0.9949) Cdn. for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.39 (2012: $6.08) per Unit or Cdn. $4.67 (2012: $6.05) per Unit. The market price for the Units may be above or below the net asset value per Unit at any time due to supply and demand for the Units and market conditions.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are in the form of gold bullion, which is priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2013 and 2012 would not have had any material impact on the net income (loss) for the years ended December 31, 2013 and 2012, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

9.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust. Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP the Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Central GoldTrust

We have audited the accompanying financial statements of Central GoldTrust (“GoldTrust”), which comprise the Statements of Net Assets as at December 31, 2013 and 2012, and the Statements of Changes in Net Assets, Income (Loss) and Unitholders' Equity for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2013 and 2012, and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2013 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GoldTrust’s internal control over financial reporting as of December 31, 2013, based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria) and our report dated February 10, 2014 expressed an unqualified opinion on GoldTrust’s internal control over financial reporting.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2014

Report of Independent Registered Public Accounting Firm

To the Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2013, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the “COSO criteria”). GoldTrust’s management is responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Statements of Net Assets of GoldTrust as of December 31, 2013 and 2012, and the related Statements of Income (Loss), Changes in Net Assets and Unitholders’ Equity for each of the years in the three-year period ended December 31, 2013 and our report dated February 10, 2014 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2014

Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central GoldTrust (“GoldTrust”) and all of the information in this Annual Report are the responsibility of the Senior Executive Officers (the “Senior Officers”) of GoldTrust and have been approved by the Board of Trustees (the “Board”) and its Audit Committee. Any reference to the term management in this annual report relates to the Senior Officers.

The financial statements have been prepared by the Senior Officers in accordance with Canadian generally accepted accounting principles. Financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. They have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

GoldTrust maintains systems of internal accounting and backup of records, as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard and soft copies of transactions and monthly statements are retained in GoldTrust's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that GoldTrust's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent Trustees. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Trust’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Trust’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the Unitholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the Unitholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on GoldTrust’s website.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee. Ernst & Young LLP has audited GoldTrust’s internal control over financial reporting based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria). Based on this evaluation, the Senior Officers concluded that the Trust’s system of internal control over financial reporting was effective as at December 31, 2013.

Ancaster, Canada,

February 10, 2014

J.C. Stefan Spicer	William L. Trench
President & CEO	Chief Financial Officer